SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 10, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On January 18, 2005, the Compensation Committee of the Board of Directors of Petroleum Development Corporation (the "Company") approved and the Board ratified the annual base salaries (effective as of January 1, 2005) of the Company's executive officers (which officers were determined by reference to the Company's proxy statement, dated May 12, 2004, for the Company's June 11, 2004 annual meeting of stockholders) after a review of performance and competitive market data. The following table sets forth the previous and new annual base salary levels of the Company's Named Executive Officers:

NAME AND POSITION	YEAR	BASE SALARY
Steven R. Williams Chairman and Chief Executive Officer	2005 2004	$318,000 $300,000
Thomas E. Riley President	2005 2004	$252,000 $240,000
Eric R. Stearns Executive Vice President	2005 2004	$231,000 $220,000
Darwin L. Stump Chief Financial Officer	2005 2004	$210,000 $200,000

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date February 10, 2005

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer